ADVANCED ENERGY INDUSTRIES, INC.
1625 Sharp Point Drive
Fort Collins, Colorado 80525
November 9, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Gary Todd, Accounting Reviewer
         Division of Corporation Finance

Re:	Advanced Energy Industries, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the fiscal quarter ended June 30, 2009
Filed August 10, 2009
File No. 000-26966
Dear Sir:
This letter is written in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) transmitted to the undersigned on October 30, 2009 regarding the above captioned Form 10-K and Form 10-Q of Advanced Energy Industries, Inc. (the “Company”, “us”, “we”, “our”). The Company’s responses to the Staff’s comments are set forth below the text of the comment from your comment letter, retaining the numbering from your letter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Form 10-K or Form 10-Q. Please find below the Company’s responses to the Staff’s comments.
Form 10-K for the fiscal year ended December 31, 2008
Item 7. Management’s Discussion of Financial Condition and Results of Operations
Restructuring Charges, page F-21
1.	We see that you have implemented exit plans in 2007, 2008 and 2009. In future filings please provide quantified disclosure of the expected cost savings from the exit plans and identify the period when you expect to first realize those benefits. For guidance on MD&A disclosures about exit plans, please refer to SAB Topic 5-P.

Securities and Exchange Commission
November 9, 2009

Response:
The Company acknowledges the Staff’s comment regarding quantified disclosure of the expected cost savings from exit plans and the requirement to identify the period when those benefits are expected to be realized. In response to your comment, we have provided the following disclosure in the footnotes and MD&A related to Restructuring Charges in our Form 10-Q for the period ended September 30, 2009, which was filed with the Commission on November 9, 2009:
“Overall, we reduced our global workforce by approximately 455 people, or 27% of total headcount, across all functional areas and geographies since the beginning of 2008. We expect the cost savings from this workforce reduction to be $20.5 million annually, of which approximately $7.8 million is a reduction in cost of goods sold, approximately $7.4 million is a reduction of selling, general and administrative costs and $5.3 million is a reduction of research and development costs.”
We will continue to provide this level of detail, as appropriate, in future filings for which restructuring activity is disclosed.
Item 8. Financial Statements and Supplementary Data, page 28
Note 1. Company Operations and Summary of Significant Accounting Policies, page 35
Revenue Recognition, page 35
2.	We see from page 3 that you also offer repair services, conversions, upgrades and refurbishments. To the extent that these services generate material revenue streams, please tell us and revise future filings to also disclose your revenue recognition policy with respect to service revenue.
Response:
We maintain a worldwide support organization in seven countries, including the United States, China, Japan, Korea, Taiwan, Germany and England. These services include warranty and non-warranty repair services, upgrades and refurbishments exclusively on the products we sell. We also provide our customers with extended warranty and preventive maintenance service contract options on the products we sell. Repairs that are covered under our standard warranty do not generate revenue. However, revenue from repair services that are non-warranty in nature or manifest from an extended warranty or preventive maintenance contract are recognized as follows:
•	Non-warranty repair service – recognized as the work is performed, on a time and materials basis.

Securities and Exchange Commission
November 9, 2009

•	Extended warranty revenue — recognized ratably over the course of the extended warranty time period.

•	Maintenance service contracts — recognized ratably over the course of the service contract time period.
We will include disclosure of our revenue recognition policy related to service revenue as part of the overall Revenue Recognition discussion in our Summary of Significant Accounting Policies in future Form 10-K filings.
Note 3. Balance Sheet Details, page 42
3.	We see that you present an allowance for inventory impairment as a deduction from the cost of gross total inventories. Tell us why the allowance should not be allocated to and netted with the individual components of inventory for purposes of this disclosure. We refer you to FASB ASC 330-10-35-14 and SAB Topic 5-BB, both of which indicate that inventory impairment charges establish a new cost basis for impaired inventory.
Response:
Management calculates the reserve for excess and obsolete inventory for each individual part based on future projected demand. Historically, we have presented the calculated reserve as an offset to gross inventory on hand. However, in future filings, we will disaggregate the allowance for excess and obsolete inventory and allocate by inventory category.
We have revised our disclosure and provided the following table and commentary in the footnote related to Inventory in our Form 10-Q for the period ended September 30, 2009, which was filed with the Commission on November 9, 2009:

	September 30,	December 31,
	2009	2008
	(In thousands)
Parts and raw materials	$24,491	$33,129
Work in process	4,191	2,209
Finished goods	7,790	11,321

	$36,472	$46,659

     The Company had recorded raw material reserves of $10.7 million and finished good reserves of $0.3 million at September 30, 2009, and raw material reserves of $11.9 million and finished goods reserves of $0.5 million at December 31, 2008.

Securities and Exchange Commission
November 9, 2009

Note 7. Income Taxes, page 46
4.	You disclose that operating loss and credit carry-forwards expire through 2028. In future filings please disaggregate the disclosure to clarify the actual expiration dates of the material amounts of the carry-forwards. Also, clarify the nature of the restriction on the $5.7 million that is “subject to limitations under the US tax code.”
Response:
We will revise our future disclosure to include a table that disaggregates our operating loss and credit carry-forwards by jurisdiction and clarifies the actual expiration dates of the material amounts of these carry-forwards. We will also revise our future Form 10-K filings to include the clarification of any restrictions and amounts subject to limitation under the US tax code.
Supplementally, the $5.7 million of net deferred tax assets at December 31, 2008 related to certain US net operating loss carryforwards that are subject to limitations under §382 of the US tax code due to ownership changes as defined under that section that took place in 2002. This limitation effects the timing of the net operating loss carryforwards but not their use.
Note 11. Foreign Operations and Major Customers, page 50
5.	We see that you present measures of operating earnings for three geographic areas. You also disclose that your business is managed as a single segment. In light of the disclosure of the measures of geographic operating earnings, please tell us how you concluded that you do not have segments based on geography. Fully explain the basis in GAAP for your conclusion.

6.	As a related matter, if you conclude that you do not have operating segments based on geography, please tell us why you believe it is appropriate in GAAP to present the measures geographic operating earnings in your filing. Please explain the following:
•	Tell us why you believe the disclosure of geographic operating earnings is appropriate under FASB ASC 280. In that regard we note that the enterprise-wide measures required by FASB ASC 280-10-50-41 are limited to disclosures about revenues and long-lived assets. We refer also to question 20 of the FASB publication Segment Information: Guidance on Applying Statement 131.

•	Tell us how you concluded that the referenced disclosure does not present non-GAAP financial measures. We refer to you Item 10(e) of Regulation S-K and Question 21 of

Securities and Exchange Commission
November 9, 2009

the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures.
Response:
The Company is operated and managed as a single segment to design, manufacture, sell and support industrial power conversion products that transform power into usable power in multiple forms. Our customers for these products are located throughout the world, predominantly in the United States, Asia and Europe. Our customers use these power conversion products in a variety of end markets including semiconductor manufacturing, solar manufacturing, flat panel display and architectural glass. Operationally, the majority of our products are manufactured in China and sold to customers throughout the world, with most of our locations outside the U.S., other than China, acting as sales offices and performing minor repair and assembly work. In addition to management oversight, our U.S. operations include manufacturing of early stage products and research and development activities. Thus, while individually discreet information is maintained for local statutory reporting purposes, our operations are highly integrated and the chief operating decision makers, our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, budget and review financial information on a functional basis.
Based on the guidance included in FASB ASC 280-10-50-50-1, separate segment disclosures are required if the criteria in Paragraph 50-1 are met. Paragraph 50-1 states:
“An operating segment is a component of an enterprise: (a) that engages in business activities from which it may earn revenues and incur expenses...; (b) whose operating results are regularly reviewed by the enterprise’s chief decision maker to make decisions about resources to be allocated to the segment and assess its performance; and (c) for which discrete financial information is available.”
While we do engage in business activities, earn revenues and incur expenses in the geographic regions discussed, our chief decision makers make decisions about resources to be allocated to the functional areas of the company that serve across geographic regions rather than by individual geographic regions.
Even though it is not required by GAAP, we felt it would be helpful for investors to understand the operating performance of our geographic regions, particularly with respect to our more likely than not position regarding the recoverability of certain of our deferred tax assets.
We will remove the disclosure of operating income by geography in future filings; however, we may include similar geographic profitability information in regards to our income tax disclosures.

Securities and Exchange Commission
November 9, 2009

Item 9A. Controls and Procedures, page 52
7.	As required by Item 308 of Regulation S-K, please revise future filings to also include a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting as well as a statement that the registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by this Item has issued an attestation report on your internal control over financial reporting.
Response:
The Company acknowledges the Staff’s comment regarding the annual disclosures required by Item 308 of Regulation S-K and will provide these disclosures in future filings on our Form 10-K.
Item 11. Executive Compensation, page 52
8.	We note your disclosure on page 18 of your proxy statement that the compensation committee establishes base salaries between the 40th and 60th percentile in relation to the peer group. We also note that long-term equity compensation is set between the 60th and 70th percentile in relation to your peer group. Please disclose where base salaries and long-term equity compensation actually fell in relation to the peer group.
Response:
The Company acknowledges the Staff’s comment and in future filings we will disclose the percentile where base salaries and long-term equity compensation fell in relation to the peer group.
Supplementally, for 2008, base salaries for our executive officers fell on average at approximately the 54th percentile in relation to the peer group and long-term equity compensation fell on average at approximately the 68th percentile in relation to the peer group.
9.	We note that the targets for your annual incentive compensation were not achieved and were not disclosed. Please confirm that you will disclose in future filings all performance targets related to your named executive officer’s incentive compensation.

Securities and Exchange Commission
November 9, 2009

Response:
In response to the Staff’s comments, in future filings, to the extent the Compensation Committee uses individual performance targets as material factors in establishing target incentive compensation levels for named executive officers in future years, the Company will disclose the material information related to such performance metrics in the Compensation Discussion and Analysis section of the proxy statement in accordance with the requirements of Item 402(b).
Item 13. Certain Relationships and Related Transactions, page 53
10.	While we note your disclosure on page 28 of your proxy statement that you have not memorialized your policy relating to related party transactions, please disclose the types of transactions covered by the policy, the standards applied under your policy, and how your policies are evidenced since they are not in writing. Refer to Item 404(b)(1) of Regulation S-K.
Response:
The Company’s policy in respect of related party transactions is evidenced in the charters and guidelines of the committees of the Board referenced in our proxy statement and Code of Ethical Conduct. The types of transactions covered by the policy are (1) those transactions as described under SFAS No. 57 or required to be disclosed in the Company’s financial statements or periodic filings with the SEC, (2) any monetary engagement between a Board member and the Company or an officer and the Company and (3) business or personal relationships between Board members. As stated in our proxy statement, as a general matter, it is the policy of the Company to avoid related party transactions. Any related party transaction that does arise must be reviewed by the committees of the Board referenced in our proxy statement. Such committees, in determining whether to approve the transaction, review the facts and circumstances in respect of the transaction for conflicts of interest, any anticipated effect on a Board member’s independent decision-making or judgment in respect of matters affecting the Company, any anticipated effect on a Board member’s ability to commit sufficient time and attention to the Board and other standards deemed appropriate by the committee members in light of the particular transaction being reviewed.

Securities and Exchange Commission
November 9, 2009

Form 10-Q for the fiscal quarter ended June 30, 2009
Item 2. Management’s Discussion of Financial Condition and Results of Operations
Income Taxes, page 20
11.	In light of the negative trends in your results of operations in 2008 and 2009, in future filings please expand the discussion of your rationale regarding the recoverability of net deferred tax assets to provide a balanced discussion of all of the significant positive and negative factors management considered in concluding that net deferred tax assets are more likely that not recoverable. Also, clarify how you weighted and evaluated the factors you cite. To the extent realization of net deferred tax assets is dependent on tax planning strategies or non-routine transactions, please disclose and describe. As a related matter, it appears that you have moved and may be moving an increasing number of business functions outside of the United States. Accordingly, to the extent relevant, please also address how the transfer of functions to Asia may impact your ability to generate taxable income necessary to recover deferred tax assets attributed to the United States.
Response:
Based on the Staff’s comments we would like to clarify that the Company serves markets that are very cyclical in nature, in particular the semiconductor market. These cycles, on a historical basis, typically last for two to three years. During the up cycles, the Company has experienced profitability, both in the United States and in our foreign locations, and has had taxable income in the recent past. As of December 31, 2005, we had built up a $50.9 million valuation allowance against deferred tax assets, which assets included net operating loss carryforwards as of that date amounting to $93.0 million. In the ensuing two years we utilized approximately $40.0 million of those net operating losses to offset taxable income in the United States and other foreign locations. In 2008 and 2009 we have sustained operating losses, predominantly in the United States, and have recorded valuation allowances, principally related to net operating loss carryforwards, even though we expect, just as we did in 2006 and 2007, that given the cyclical nature of the markets we serve we will once again generate taxable income that will allow us to utilize a portion of our net operating loss carryforwards. For purposes of determining the amount of the valuation allowance to establish, we considered the historical cyclicality of the various markets into which our products are sold and projected our likely levels of taxable income considering our experience with each market and our recent cost restructurings. Based on this, we established our valuation allowance at the level we believed more likely than not to be realized. Generally the horizon we felt comfortable estimating taxable income did not exceed three years. During 2009, our valuation allowance has increased as our net operating loss carryforwards have increased; however, still in line with our original estimates, thus allowing us to maintain our net deferred tax assets at their current level, which was $16.6 million at September 30, 2009
While we are continuously contemplating the implementation of tax strategies that will take advantage of the operational changes we have implemented, including movement of some functions to Asia, to date we have not relied on any tax planning strategies or non-routine transactions to determine when we would once again generate taxable income in the United States and thus prevent the expiration of operating loss or credit carryforwards.

Securities and Exchange Commission
November 9, 2009

We will take the Staff’s comments into consideration and continue to strive for a more balanced discussion related to the positive and negative trends we considered in determining the recoverability of our net deferred tax assets as we prepare our future Form 10-K and all other future filings.
*      *      *      *      *
In accordance with the Staff’s request in its comment letter and with respect to the above-captioned Form 10-K and Form 10-Q of Advanced Energy Industries, Inc., the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
The Company would welcome the opportunity to discuss any questions the Staff may have regarding the Company’s responses to its comment letter. Please do not hesitate to call the undersigned at (970) 407-6570 if you have further comments or if you require any additional information.

Sincerely, /s/ Lawrence D. Firestone Lawrence D. Firestone Executive Vice President and Chief Financial Officer